UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Rosetta Genomics Ltd.

On April 17, 2012, Rosetta Genomics Ltd. (the “Company”) received a letter from the Listing Qualifications Staff (the “Staff”) of The NASDAQ Stock Market (“NASDAQ”) notifying the Company that it no longer satisfies NASDAQ Listing Rule 5550(b)(1) (the “Rule”), which requires an issuer to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing on The NASDAQ Capital Market, if the issuer does not otherwise have a market value of listed securities of at least $35,000,000 or net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years.

The Company has been afforded 45 calendar days, or through June 1, 2012, to submit a plan to regain compliance with the Rule. If the Staff accepts the Company’s plan, the Staff may grant the Company an extension of up to 180 calendar days from the date of the determination letter to evidence compliance with the Rule, or through October 15, 2012. If the Staff does not accept the Company’s plan, the Company may appeal the Staff’s determination to the NASDAQ Listing Qualifications Panel. The Staff’s April 17, 2012 determination will not impact trading in the Company’s securities at this time and the Company’s shares will continue to trade on The NASDAQ Capital Market under the symbol ROSG pending the conclusion of the NASDAQ review process.

The Company intends to timely submit its plan to regain compliance with the Rule to the Staff. The Company is working to regain compliance with the Rule; however, there can be no assurance that the Company will be able to do so.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: April 20, 2012	By:	/s/ Kenneth A. Berlin
Kenneth A. Berlin President and Chief Executive Officer